EXHIBIT 99.1

Allied Gold Announces Addition of Joanna Pearson to Board of Directors

TORONTO, Aug. 18, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC; NYSE: AAUC) (“Allied” or the “Company”) is pleased to announce the appointment of Joanna Pearson to its Board of Directors as an independent director, effective immediately.

Ms. Pearson has over 25 years of international experience in financial reporting, risk management and strategic financial transformation in the mining sector. She served as Chief Financial Officer of Endeavour Mining plc from 2021 to 2023 and, prior to that, spent 12 years as an Audit Partner with Deloitte LLP, where she led multinational audit engagements for U.S. and Canadian listed companies, primarily in the mining sector and emerging markets. Ms. Pearson currently serves as a director of Hochschild Mining plc and Gold X2 Mining Inc. She is a Chartered Professional Accountant of British Columbia and holds the ICD.D designation.

On behalf of the Board, Peter Marrone, Chairman and Chief Executive Officer of Allied, said, “We are very pleased that Joanna has joined our Board. Joanna brings extensive financial, governance and mining industry experience, including as a senior executive and director of public mining companies. She joins us at a time when we will be transitioning from the development stage in respect of our Kurmuk Mine to production and generation of cash flows which will accelerate our status as a more financially mature public mining company. Her perspective will complement the skills of our existing directors and further strengthen the Board’s financial, governance and mining industry expertise and support our public commitments relating to Board refreshment initiatives.”

In order to allow for Joanna’s appointment given the size limits of the Board, Daniel Racine has stepped down from the Board having provided strong support to the Company as we pursued our development plans and transitioned from a smaller producing and development stage company to one with greater financial depth. Mr. Racine will continue as an emeritus director and in that capacity, he will provide ongoing support and advice to the Board and help ensure continuity during this period of transition.

“I would like to thank Daniel for his contributions to Allied. He has been a strong advocate for the development plans of the Company and supported the efforts of management relating to those plans. We are delighted that he will remain involved in the emeritus role, in which capacity he will attend and contribute to Board discussions.”

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is solidly on the path to becoming a mid-tier next-generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Forward-looking statements are characterized by words such as “plan”, “expect” and other similar words. Except for statements of historical fact, information contained herein constitutes forward-looking information, including, but not limited to, statements related to the transition of the Kurmuk Mine from development to production and cash flow generation and Allied’s aspirations to become a mid-tier, next-generation gold producer in Africa and, ultimately, a leading senior global gold producer. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include, without limitation, risks and uncertainties related to the Company’s ability to meet its expansion and operational optimization goals, including production increases; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; counterparty, credit, liquidity and interest rate risks and access to financing; uncertainty in the estimation of Mineral Reserves and Mineral Resources; Allied’s ability to replace and expand Mineral Resources and Mineral Reserves; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; the Company’s compliance with anti-corruption laws; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); timing and possible outcome of pending and outstanding litigation and labour disputes; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; repatriation of funds from foreign subsidiaries; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of the Company’s common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to in the Company’s current Annual Information Form and Form 40-F available under its profile on SEDAR+ at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of providing investors with information concerning the Company’s expectations and plans relating to its business and operations, and may not be appropriate for other purposes.